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                 March 23, 2021

       Thomas M. Rutledge
       Chairman and Chief Executive Officer
       CCO HOLDINGS LLC
       400 Atlantic Street, 10th Floor
       Stamford, Connecticut 06901

                                                        Re: CCO HOLDINGS LLC
                                                            Registration
Statement on Form S-4
                                                            Filed March 18,
2021
                                                            File No. 333-254465

       Dear Mr. Rutledge:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology